"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

City of Buenos Aires, May 20, 2010.

To the
Comisión Nacional de Valores (National Securities Commission)

Ref.:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class I, Series I Negotiable Obligations.

Grupo Financiero Galicia S.A. hereby informs the Comisión Nacional de Valores that it shall proceed to make the payment corresponding to the Class I, Series I Negotiable Obligations issued under the Global Program for the Issuance of Short-, Mid- and/or Long Term for a maximum outstanding face value of up to US$60,000,000, or the equivalent thereof in other currencies, and under the following terms and conditions:

Domicile of Payment: One Wall Street, New York, NY 10286, United States of America.

Paying Agent: The Bank of New York Mellon.

Payment Initial Date: May 31, 2010.

Item: Total Payment.

Applicable Interest Rate: Series I Negotiable Obligations do not accrue interest.

ISIN N°: XS0432675311.

Common Code: N° 043267531.

Terms with capital letters which are not defined herein shall have the meanings set forth in the Pricing Supplement dated May 8, 2009.

Yours faithfully,

_____________________________
Grupo Financiero Galicia S.A.
Pedro A. Richards
Attorney in fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183  www.gfgsa.com